Exhibit 99.2

October 27th, 2021

Yandex Q3 2021 Earnings: Letter to Shareholders

1.	Introduction and Overview
●	Our results again show strong growth momentum across key verticals, including the two largest – advertising and ride-hailing. In addition to generating solid cash flow for us to re-invest in a number of attractive opportunities, both businesses also continue to grow faster than their peers and the market as a whole, further cementing our leadership in advertising and mobility.
●	During the 3Q 2021, we also demonstrated our commitment to invest in the future growth of the Yandex ecosystem, with a particular focus on expansion in the E-commerce, Yandex.Plus and logistics verticals. We are pleased with the results that these businesses have delivered.
●	Total group revenue increased by 52.5% year-on-year (on a like-for-like basis including Yandex.Market) and reached RUB 91.3 billion, with the share of non-advertising businesses expanding further to 53%. For the third time this year we upgraded our full year 2021 guidance for total group revenue, which we expect to amount to RUB 340 to 350 billion. The upgrade to our revenue outlook reflects stronger revenue trends across the key businesses, primarily advertising and ride-hailing.
●	Below are additional comments on our Q3 2021 results by the key businesses, including Advertising, Mobility, E-commerce, FoodTech, Delivery (Logistics), Media Services and others.

2.Advertising
●	Revenues in Search and Portal business increased by 33% year-on-year supported by investments in improving our core search product and advertising technologies, developing simplified instruments for SMB clients, and increasing the share of iOS search. Consolidated online advertising revenue grew by 27% year-on-year (on a like-for-like basis including Yandex.Market).
●	With these investments our Search and Portal Adj EBITDA margin for the full year will be marginally down on a year-on-year basis, but we still expect it to be over 48%. These extra basis points have allowed us to solidify our leading position within the digital ad market as well as upgrade (for the third time) our full year 2021 guidance for Search & Portal year-on-year growth from mid-twenties to high-twenties.
●	On a 2-year stack basis (which smoothes out the effect of the Covid-19 pandemic) the growth of Search and Portal and consolidated online advertising revenue in Q3 2021 came to 16% and 14% respectively. The best-performing sectors on a two-year stack basis were Home Appliances, IT & Telecom, Finance & Insurance, Education & Employment and Healthcare with growth ranging from mid- to high-twenties. Only three sectors were in negative territory on a two-year stack basis: Real Estate, Travel and Domestic Services, all three at low single-digit level.
●	During the quarter we introduced a search engine update, which integrated a family of generative neural networks and brought users new features and upgrades, including video timestamp responses to search queries, more detailed quick answers to a greater number of queries and improved object recognition in real time. Thanks to these and other improvements, we finished the 3Q 2021 with 59.9% total search share, 1pp ahead of last year and 1.1pp higher compared to the end of the previous quarter, with these solid trends continuing in October.
●	We saw good progress in our iOS search share, which improved during the quarter to 43.1% in the last week of September 2021, up 2.4pp year-on-year. This growth was underpinned by targeted investments in product (including product improvements in the search app itself, smart features and better integration with our AI voice assistant Alice to drive higher usage) and marketing.
●	We continue to invest in advertising tools with a focus on conversion strategies, aimed at better customization and higher ad efficiency for our clients. This includes application of the neural network on graphic processor units (dramatically improving the quality of targeting and conversion prediction), to improve the behavioral forecasting of clicks and the real time selection of ads. This has led to a very impressive +20-25% increase in efficiency of our conversion strategies and we are continuing to hone the neural network for these purposes. The share of our ad revenues based on CPA conversion strategies exceeded 30% in September (up from 25% in June and 20% in April).
●	We continue to develop special easy-to-use advertising products for small and medium-sized businesses, which demonstrated good progress, especially Yandex.Business Subscription. This product allows clients to maximize efficiency from advertisements for a fixed amount of money with minimal engagement from their side, providing access not only to Yandex.Direct, but also (as of recently) to Google's search results to generate more effective leads. Our analysis shows that LTV of clients who use our specialized SMB products is almost 40% higher than for those using general Yandex.Direct instruments.
●	Zen continues to be our key platform for video ads development with daily audience expanding to 20.6 million as of the end of September. The share of video time spent increased to 40% in September from 28% in June and is continuing to grow. This was supported by the introduction of new tools for video creation and editing as well as development of short video formats.

3.Mobility:
●	Ride-hailing demonstrated solid growth in rides and GMV. In Q3 rides were up 44% year-on-year, while GMV continued to grow faster than rides – at 62% compared to Q3 2020. On a two-year stack CAGR basis rides were up 33%, GMV grew 42%. Earnings of our drivers and partners reached RUB 139 billion in Q3 and RUB 365 billion in 9M 2021.
●	September was the strongest month year-to-date. The annualized run-rate of trips reached approximately 2.5 billion, with the annualized run-rate of GMV of approximately RUB 620 billion, or USD 8.5 billion (at the exchange rate of 72.76 RUB/USD as of September 30, 2021)
●	Our user base and demand for ride-hailing services continued to improve:
o	In September, the number of our monthly active users of the Yandex Go app increased 38% month-on-month and reached 32 million users, while daily active audience increased 41% year-on-year;
o	Rider frequency (rides per month) increased to 6.7 times in September from 6.5 times in June, implying improving cohorts.
●	Although average mileage per ride remained relatively stable year-on-year, the average price-per-ride increased 12% vs Q3 2020, driven by an increased share of non-economy tariffs and shortage on the supply side resulting in surge-pricing. This was partly offset by the increased share of rides in the Russian regions and other CIS countries, which have a lower average fare per ride than in capital cities.
●	Throughout Q3 we continued to invest in enhancing the quality of the product, as well as driver acquisition and retention. As a result of our efforts, the driver base exceeded 1 million drivers in September. On a year-on-year basis, our driver base increased by a third, while on a month-on-month basis the increase was in the high-single digits.
●	Although our investments in the regions of competition have had a short-term impact on our profitability in Q3, we strongly believe that in combination with other players’ investments, they significantly expand the ride-hailing market overall.
●	On the back of strategic investments in quality and longer-term growth, we continue to structurally optimize operational expenses and overheads, which grew slower than GMV and were down approximately 60 bps (as % of GMV) compared to Q3 2020.
●	In Q3 we added RUB 4.3 billion to the year-to-date Adj. EBITDA (this includes all overhead costs related to the ride-hailing business), which reached RUB 14.8 billion in 9M 2021 and 3.7% of GMV. Adj. EBITDA in Q3 was up 53% year-on-year and 91% on a two-year stack CAGR basis.
●	With the growing driver base and rider activity, we increase our FY 2021 guidance for GMV growth of ride-hailing from 60% to a range of 65% - 70% year-on-year. We continue to expect our Adj EBITDA margin to expand in FY2021 vs FY2020.
●	Drive, our car-sharing business, generated RUB 4.1 billion GMV in Q3, up 13% quarter-over-quarter, 25% year-on-year and 25% on a two-year stack CAGR basis.

●	Our fleet increased 10% year-on-year and 5% quarter-on-quarter, and reached 17.2 thousand vehicles.
●	We also saw solid growth in our user base. Drive MAU reached 535 thousand people in September, up 20% compared to January 2021.
●	We see strong growth of usage in terms of minutes per vehicle, which increased >50% year-on-year, fueled by growth of our B2B vertical. B2B car-sharing is a new and important focus area for us, which is based on the previously made R&D investments in B2C car-sharing. In Q3 B2B reached 12% of Drive’s revenues and approximately 30% of its Adj. EBITDA.
●	Adj. EBITDA of Drive totaled RUB 468 million in Q3, with the margin reaching 11% of GMV. Adj. EBITDA including financial lease costs was also positive and reached 7% of GMV in Q3.

4.E-commerce / Yandex.Market
●	In Q3 total E-commerce GMV growth accelerated to 214% from 155% in Q2, reaching RUB 42 billion. Yandex.Market standalone grew its GMV by 212% (vs. 144% in Q2) with a sequential acceleration each month.
●	The growth was underpinned by CPC to CPA migration (which came in full swing towards the end of the quarter), numerous enhancements of B2B product and B2C interface unification, expansion of our fulfillment light operating models (including the launch of Market Express) as well as targeted promotional campaigns (Nezabudni, Back to School) to solidify our brand’s recognition as a multicategory marketplace.
●	The growth of our E-commerce operations has been progressing in line with our expectations and we reiterate our full year guidance of up to 3x GMV growth for the full year 2021.
●	Share of 3P GMV increased to 78% in Q3 from 70% in Q2 and 60% in Q3 2020. Fulfillment-light operating models (such as Drop-Ship-By-Seller or DBS) remained a key driver of our growth, capitalizing on our CPC background. The share of the DBS model in Yandex.Market GMV reached 30% by the end of the quarter, which had an adverse impact on the utilization of our logistics infrastructure during the low season. However, it allowed us to fully prepare for the continued growth towards the high season and in 2022.
●	Since June, we have expanded the number of active sellers by more than a third to 17.7 thousand and the assortment by 4 million SKUs to 20.8 million.
●	In terms of categories, FMCG and Electronics remained our strongest. GMV of FMCG vertical increased by 189% and reached RUB 15.4 billion.
●	We are very focused on further diversifying our assortment and geography of operations and we are actively investing in this (including frontloaded investments into regional delivery infrastructure and local business development efforts). We have also introduced a category-centric approach to organization, with appointed leaders responsible for the end-to-end experience in each category.
●	We continued to expand our logistics infrastructure and added ten logistics premises during the quarter (including three warehouses and seven sortation centers) bringing our total warehouse footprint to 295 sq. m. and including a Returns Processing Center and special warehouse for the large-sized and bulky items, which should help us to improve 3P stock movement processes.
●	We continued to actively develop Market Express, a fast (within two hours) delivery option straight from merchant warehouses using Yandex.Delivery (Logistics) couriers. This service currently offers the widest selection among competitors of over 640 thousand SKUs. In addition, just three months after its launch, its share in GMV reached the low teens in Moscow and high single digits overall as of the end of September 2021. This is a differentiated customer proposition with a potential for better unit economics, and we aim to scale it further both in Moscow and in key regional centers.
●	We made significant progress in terms of the quality of our service. During the quarter we reduced the defect rate in fully controlled logistics by 2.5x to a level comparable with that of our main competitors. We have also enhanced our on-time delivery rate both for own delivery as well as for the DBS model. In the latter model we have provided our merchants with similar instruments to control delivery as we have for our own logistics platform. We believe those actions made the quality of our operations broadly comparable to those of our main peers.
●	During Q3, we continued to enhance our B2B offering, including by improving merchants’ onboarding time in all key operating models (between 3 to 6 days depending on the model). We have also introduced a unified commercial offer for merchants, launched electronic document flow and native support interface as well as simplified content management.
●	We are developing advertising products for the merchants on our marketplace and advertising revenue has reached RUB 1.1 billion for 9 months of 2021 (excluding CPC ad revenue), with more than half of it (RUB 0.6 billion) coming in Q3. The share of ad revenue as a percentage of Yandex.Market GMV has been improving from quarter to quarter and reached 1.9% in Q3 2021. While we are still early in the process, we realize advertising may become a sizable revenue stream for E-commerce and we are very well positioned to create a leading product in this area.
●	We have continued working to improve the efficiency of our operations. Among other things, we have fine-tuned our pricing algorithms and assortment strategy (which helped to improve 1P front margin), redesigned pick-up points’ compensation scheme and improved their utilization, we made adjustments to our 3P tariffs. As of now, better operational efficiency is offset by the frontloaded investments into the expansion of our logistics infrastructure as well as by the general growth of our business. We expect that our improvements will become visible in our financial results once the positive impact from economies of scale start to kick in.
●	There is no change to our guidance for E-commerce investments. We expect the total cash burn for all E-commerce businesses in Russia to remain at around USD 650 million. We define total cash burn as the sum of Adjusted EBITDA losses, capex and changes to working capital. According to this approach our spending for 9M 2021 amounted to around RUB 40 billion.

5.FoodTech
●	In Q3, our FoodTech business increased 108% in orders and 123% in GMV compared to a year ago.
●	Yandex.Eats accelerated its growth rates with orders growing 86% and GMV up 105% year-on-year. On a two-year stack CAGR basis, orders grew 92%, while GMV was up 107%, boosted by solid growth of the Restaurant vertical and an increased share of Grocery (reached 22% of Yandex.Eats GMV in Q3 and 25% in September).
●	Acceleration of the growth of Eats was driven by the easier base comparison with Q3 2020, as well as by our investments in user base growth. New users increased 181% year-on-year and 26% quarter-over-quarter in Q3.
●	The number of restaurants on the platform grew 1 thousand to 33.6 thousand, while grocery stores on the platform reached 3 thousand.
●	Lavka orders increased 146% year-on-year, while GMV grew 164% year-on-year. We finished the quarter with 395 stores across Russia and Israel, up from 362 stores as of the end of Q2. The majority of new openings were in the existing darkstore zones in Moscow and Saint-Petersburg in order to meet increasing demand for such stores. Although these openings worsen unit-economics of a store initially, they significantly improve efficiency of delivery in the mid-term (in terms of click-to-eat time, and number of orders fulfilled by a courier per hour), which in turn leads to a lower Cost Per Order (CPO). In Q3, 7 low performing stores were closed.
●	Lavka operational metrics continue to improve: active buyers increased 22% in September vs June, the average number of items per basket exceeded 7.
●	In September, approximately 60% of our stores in Moscow were profitable on an Adj. EBITDA level pre-marketing and overheads.
●	Our FoodTech revenues reached 10.8% of total Yandex Group revenues in Q3 - up from 7.5% a year ago. The Adj. EBITDA loss of our FoodTech services was RUB 3.2 billion compared to RUB 3.1 billion in Q2. Adj. EBITDA loss margin as % of GMV of FoodTech was 15% - an improvement of 240 bps from Q2.

6.Yandex.Delivery

●	Deliveries reached 21 million in Q3 and grew 240% year-on-year.
●	GMV was RUB 8 billion in Q3, up 240% year-on-year. In September, the GMV annualized run-rate reached approximately RUB 35 billion.
●	In Q3 Yandex.Delivery generated RUB 3.3 billion in revenues (up 43% quarter-over-quarter).
●	We continued to invest in building our driver and courier base in Yandex.Delivery. These investments have already made us the largest last-mile delivery marketplace in Russia in terms of supply. Weekly couriers and drivers on the platform reached 53 thousand, with the share of unique supply exceeding 70%. Despite these investments, our Adj. EBITDA loss improved as percent of GMV in Q3, compared to Q2 2021. Building unique supply is crucial for the business and we will continue investing in it. We believe that long-term margins of the business may reach mid- to high-single digits of GMV.
●	We are encouraged by the pace of development of Yandex.Delivery. In just 18 months since the launch, we’ve been able to become the second largest player of the last mile delivery market in Russia in terms of number of deliveries. According to our estimates, our share in the Express Delivery market in Russia reached low-double digits in terms of the number of parcels. We are also focused on building our presence in the next-day delivery market in the country, which represents approximately two-thirds of all parcels, and expect to roll out this product by the end of 2021.

7.Yandex Plus / Media Services
●	Media services continued its rapid growth and increased revenues by 2.4 times year-on-year, reaching a level of RUB 4.3 billion, which was supported by the further expansion of the Yandex Plus subscriber base (more than double compared to last year) as well as an increasing share of paying subscribers. As of October 26, our total number of subscribers stands at almost 10.6 million and the share of paying subscribers has reached 77%.
●	During the 3rd quarter we released 2 originals (Lost Girl and the sequel of our highly successful project Anna Nikolaevna 2) and more than 30 premieres (of which 11 were exclusive). We continued to work with several leading federal channels on licensing our originally produced content: we are very pleased to see that our originals are in demand and popular among a broader audience outside of the scope of our streaming platform. The licensing has also become an additional revenue stream for the Media Services business unit: though still small, it is accelerating from quarter to quarter.
●	Our investments in content and new subscribers have translated into a further increase of our share on the video streaming market. According to GFK data, KinoPoisk has improved its leading position by the number of subscribers (both total and paying) and expanded the market share gap with the competition, including with the number two player.
●	Integration between Yandex Plus and our key transactional services remains highly beneficial and creates significant synergies. During Q3 2021, Plus subscribers continued to spend more and transact more often compared to non-Plus customers. On average they have demonstrated 40-60% higher frequency across key transactional services (Taxi, Drive, Market, Eats, Lavka), which together with a higher average check resulted in 50-85% higher GMV than generated by a non-Plus customer. In ride-hailing specifically GMV, generated by a rider with a Yandex Plus subscription is up to two times higher than without, thanks to the positive impact on ride classes mix (cash back is available on premium classes only). Overall, the Plus subscribers continue to generate a material part of GMV for our E-commerce and FoodTech services: more than 50% of GMV for Market and Eats, and even more than 70% for Lavka.

8.Other businesses
●	Self-Driving Group. This quarter we had a major commercial deployment of our delivery robots in August through our partnership with GrubHub on the Ohio University campus. Today 50 robots are delivering hundreds of orders daily. We have made significant strides and expect to launch our robot delivery service on a few more campuses by the end of the year.
●	We also released the 3rd generation of our delivery robots, which are already operating in Moscow. They are the same size as the 2nd generation robots, but are more capacious. What’s also important is that they now run on a replaceable battery, which increases the utilization and productivity of each robot. These new robots are also delivering parcels from Post offices as a part of our pilot project with Russian Post.

●	On the robotaxi side, we have announced that we will be launching a self-driving taxi service in the Moscow district of Yasenevo later this autumn. Passengers will be able to hail a robotaxi via the Yandex Go app and travel between various pick-up and drop-off points within the district. We view this as remarkable progress given that we started developing our self-driving technology just 4 years ago. There are only a few companies globally to have launched commercial public taxi services.
●	Cloud was one of the fastest growing businesses during the last quarter in terms of revenue. Q3 2021 revenues tripled and September annualized revenue run rate exceeded RUB 3.4 billion. The growth was primarily driven by the increased number of customers by 60% and expanding consumption of cloud services by enterprise clients.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 1, 2021 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of October 27, 2021, and Yandex undertakes no duty to update this information unless required by law.

 USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated October 27, 2021.